Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 20, 2022 GS Finance Corp. $ Leveraged Invesco DB Agriculture Fund-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes (CUSIP: 40057LTH4) do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be June 2, 2023) is based on the performance of the Invesco DB Agriculture Fund (ETF) as measured from the trade date (expected to be April 29, 2022) to and including the determination date (expected to be May 30, 2023).

The return on your notes is linked to the performance of the ETF, and not to that of the DBIQ Diversified Agriculture Index Excess Return (index) on which the ETF is based.  The ETF’s holdings are not the same as those of its index. The performance of the ETF may significantly diverge from that of the index.

If the final ETF level on the determination date is greater than the initial ETF level (set on the trade date and may be higher or lower than the actual closing level of the ETF on that date), the return on your notes will be positive and will equal 1.5 times the ETF return, subject to the maximum settlement amount of $1,310 for each $1,000 face amount of your notes. If the final ETF level is less than the initial ETF level, the return on your notes will be negative.

To determine your payment at maturity, we will calculate the ETF return, which is the percentage increase or decrease in the final ETF level from the initial ETF level. At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●

if the ETF return is positive (the final ETF level is greater than the initial ETF level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the ETF return, subject to the maximum settlement amount; or

●	if the ETF return is zero or negative (the final ETF level is equal to or less than the initial ETF level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the ETF return.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $925 and $955 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be May 4, 2022	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount*	Net proceeds to the issuer:	% of the face amount

* See “Supplemental Plan of Distribution; Conflicts of Interest” on page PS-21 for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No.      dated         , 2022.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $925 and $955 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $     per $1,000 face amount).

Prior to        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through         ). On and after        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,913 dated June 17, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021

TERMS AND CONDITIONS

CUSIP / ISIN: 40057LTH4 / US40057LTH41

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underlier: the Invesco DB Agriculture Fund (current Bloomberg symbol: “DBA UP Equity”), or any successor underlier, as it may be modified, replaced or adjusted from time to time as provided herein

Underlying index: with respect to the Invesco DB Agriculture Fund, the DBIQ Diversified Agriculture Index Excess Return

Face amount: $            in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount: On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:

●

if the final underlier level is greater than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (iii) the underlier return, subject to the maximum settlement amount; or

●	if the final underlier level is equal to or less than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return

Initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on that date):

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of the underlier” below

Cap level: approximately 120.667%

Maximum settlement amount: $1,310

Upside participation rate: 150%

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Trade date: April 29, 2022

Original issue date (set on the trade date): May 4, 2022

Determination date (set on the trade date): May 30, 2023, unless the calculation agent determines that a market disruption event occurs or is continuing on such day or such day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event occurs or is continuing on the day that is the last possible determination date or such last possible day is not a trading day, that day will nevertheless be the determination date.

Stated maturity date (set on the trade date): June 2, 2023, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day. The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: for any given trading day, the closing sale price or last reported sale price, regular way, for the underlier, on a per-share or other unit basis:

•	on the principal national securities exchange on which that underlier is listed for trading on that day, or

•	if the underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of that underlier.

If the underlier is not listed or traded as described above, then the closing level for the underlier on any day will be the average, as determined by the calculation agent, of the bid prices for the underlier obtained from as many dealers in the underlier selected by the calculation agent as will make those bid prices available to the calculation agent.  The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

The closing level is subject to adjustment as described under “— Anti-dilution adjustments” below.

Trading day: a day on which (i) the exchange on which the underlier has its primary listing is open for trading and (ii) the price of one share of the underlier is quoted by the exchange on which such underlier has its primary listing

Successor underlier: any substitute underlier approved by the calculation agent as a successor underlier as provided under “— Discontinuance or modification of the underlier” below

Underlier managing owner: at any time, the person or entity, including any successor managing owner, that serves as a managing owner to the underlier as then in effect

Underlier stocks: at any time, the stocks that comprise the underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to the underlier:

•

a suspension, absence or material limitation of trading in the underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the underlier does not trade on what was the primary market for the underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
•	a decision to permanently discontinue trading in option or futures contracts relating to the underlier.

For this purpose, an “absence of trading” in the primary securities market on which shares of the underlier are traded, or on which option or futures contracts, if available, relating to the underlier are traded, will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in shares of the underlier or in option or futures contracts, if available, relating to the underlier in the primary market for the underlier or those contracts, by reason of:

•	a price change exceeding limits set by that market,
•	an imbalance of orders relating to the shares of the underlier or those contracts, or
•	a disparity in bid and ask quotes relating to the shares of the underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of the underlier or those contracts in that market.

Consequences of a market disruption event or a non-trading day: If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above.

If the calculation agent determines that the closing level of the underlier that must be used to determine the cash settlement amount is not available on the last possible determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or modification of the underlier” below), the calculation agent will nevertheless determine the closing level of the underlier based on its assessment, made in its sole discretion, of the level of the underlier on that day.

Discontinuance or modification of the underlier: If the underlier is delisted from the exchange on which the underlier has its primary listing and the underlier managing owner or anyone else publishes a substitute underlier that the calculation agent determines is comparable to the underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the amount payable on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that the underlier is delisted or withdrawn from the exchange on which the underlier has its primary listing and there is no successor underlier, the calculation agent will determine the amount payable on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the underlier.

If the calculation agent determines that the underlier, the underlier stocks or the method of calculating the underlier is changed at any time in any respect — including any split or reverse split of the underlier, a material change in the investment objective of the underlier and any addition, deletion or substitution and any reweighting or rebalancing of the underlier stocks and whether the change is made by the underlier managing owner under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the underlier or the method of its calculation as it believes are appropriate to ensure that the final underlier level, used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution adjustments: The calculation agent will have discretion to adjust the closing level of the underlier if certain events occur (including those described above under “— Discontinuance or modification of the underlier”). In the event that any event other than a delisting or withdrawal from the relevant exchange occurs, the calculation agent shall determine whether and to what extent an adjustment should be made to the level of the underlier or any other term. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a pre-paid derivative contract in respect of the underlier.

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-9 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	150%
Cap level	approximately 120.667% of the initial underlier level
Maximum settlement amount	$1,310
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier managing owner or the method by which the underlying index sponsor calculates its underlying index
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on that date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
175.000%	131.000%
150.000%	131.000%
125.000%	131.000%
120.667%	131.000%
108.000%	112.000%
104.000%	106.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes. In addition, if the final underlier level were determined to be 175.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 131.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over approximately 120.667% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to approximately 120.667% (the section right of the 120.667% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-10.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 2,913. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,913.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on that date) to the closing level on the determination date. If the final underlier level is less than the initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) $1,000 times (ii) the underlier return. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	the level of the underlier;
●	the volatility – i.e., the frequency and magnitude of changes – in the closing level of the underlier;
●	the dividend rates of the underlier stocks;
●

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier;

●	interest rates and yield rates in the market;
●	the time remaining until your notes mature; and
●

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlier based on its historical performance.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier or Any Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underlier or the underlier stocks and received the distributions paid on the shares of the underlier.  You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underlier.  See “— You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier or underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the underlier stocks or any other rights of a holder of any shares of the underlier or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of any underlier or any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will only permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Additional Risks Related to the Underlier

The Policies of the Underlier’s Managing Owner, Invesco Capital Management LLC, and the Sponsor of Its Underlying Index, Deutsche Bank AG, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s managing owner, Invesco Capital Management LLC (the “managing owner”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the managing owner concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of commodity contracts in the underlier and the manner in which changes affecting its underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the managing owner changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the managing owner discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent - which initially will be GS&Co. - may determine the closing level of the underlier on the determination date - and thus the amount payable on the maturity date - in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level on the determination date and the amount payable on your notes more fully under “Terms and Conditions - Discontinuance or modification of the underlier” on page PS-5 of this pricing supplement.

In addition, Deutsche Bank AG owns the underlying index and is responsible for administering the underlying index through Deutsche Bank Index Quant, including updating the underlying index methodology. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the commodity contracts included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

There is No Assurance That an Active Trading Market Will Continue for the Underlier or That There Will Be Liquidity in Any Such Trading Market; Further, the Underlier is Subject to Management Risks and Custody Risks

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the managing owner’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the managing owner may select a portion of the underlier’s assets to be invested in commodity contracts or other assets not included in its underlying index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to its underlying index. The managing owner invests in commodity contracts included in, or representative of, its underlying index regardless of their investment merits. The managing owner does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.

Further, the underlier is subject to listing standards adopted by NYSE Arca. There can be no assurance that the underlier will continue to meet the applicable listing requirements, or that the underlier will not be delisted.

The Underlier and Its Underlying Index are Different and the Performance of the Underlier May Not Correlate with the Performance of Its Underlying Index

The underlier may not hold all or substantially all of the commodity contracts included in its underlying index and may hold commodity contracts or other assets not included in its underlying index. For example, it is possible that the underlier may not always fully replicate the performance of its underlying index due to extraordinary circumstances (e.g., if trading in a commodity contract has been halted). Further, although the underlier seeks to track the performance of its underlying index, the underlier’s return may not match or achieve a high degree of correlation with the return of its underlying index due to, among other things, transaction costs.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of the underlier. Also, because the shares of the underlier are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of its underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the commodity contracts held by the underlier or comprising the underlying index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of its underlying index.

Fluctuations in the Price of Assets Held by the Underlier Could Have A Materially Adverse Effect on the Value of the Notes

The underlier attempts to track changes, whether positive or negative, in the level of the index, which consists of exchange-traded commodity contracts on 11 agriculture commodities. The value of the shares of the underlier relates directly to the value of underlier’s portfolio of commodity contracts, less the liabilities (including estimated accrued but unpaid expenses) of the underlier. The price of the commodities underlying the commodity contracts may fluctuate widely.

Several factors may affect the prices of the commodities and the commodity contracts, including, but not limited to:

•

global supply and demand of each commodity, which may be influenced by such factors as forward selling by the various commodities producers, purchases made by the commodities producers to unwind their hedge positions and production and cost levels in the major markets for each of the 11 commodities;

•	domestic and foreign interest rates and investors’ expectations concerning interest rates;
•	domestic and foreign inflation rates and investors’ expectations concerning inflation rates;
•	investment and trading activities of mutual funds, ETFs, closed-end funds, hedge funds and commodity funds;
•	weather and other environmental conditions;
•	acts of God; and
•	global or regional political, economic or financial events and situations.

Fewer Representative Commodities May Result In Greater Volatility, Which Could Adversely Affect the Index

The underlying index is comprised of 11 agriculture commodity contracts drawn from agriculture sectors: cocoa, coffee, corn, cotton, feeder cattle, Kansas wheat, lean hogs, live cattle, soybeans, sugar and wheat. Accordingly, the underlying index (and therefore the underlier) is concentrated in terms of the number of commodities represented. You should be aware that other commodities underliers are more diversified in terms of both the number and variety of commodities included. In addition, the underlying index (and therefore the underlier) is not weighted based on the relative current global production of the underlying commodities, and may therefore underrepresent the current global market for the underlying commodities. Concentration in fewer commodities may result in a greater degree of volatility in shares of the underlier under specific market conditions and over time. In addition, commodity contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. If some or all of the commodity contracts held by the underlier experience such volatility, the value of your notes could be adversely affected.

Commodity Contracts Are Not Assets with Intrinsic Value

Trading in commodity contracts transfers the risk of future price movements from one market participant to another. This means that for every gain, there is an equal and offsetting loss. Commodity contracts themselves are not assets with intrinsic value, and simply reflect, in the case of cash-settled contracts, certain rights to payment or obligations to make payments to the other party to the contract, and in the case of physically-settled contracts, such as the commodity contracts comprising the underlying index, an agreement to make or take delivery of a particular commodity at a specified price at a specified date in the future. Accordingly, market participants taking the opposite side of the relevant commodity contract trades may believe that the price of the underlying commodities will move against the interests of the underlying index (and therefore the underlier).

“Backwardation” or “Contango” in the Market Prices of the Commodity Contracts Will Affect the Value of the Underlier’s Shares

As the commodity contracts that comprise the underlying index near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August 2022 may specify an October 2022 expiration. As that contract nears expiration, it may be replaced by selling the October 2022 contract and purchasing the contract expiring in December 2022. This process is referred to as “rolling.” When the price of a commodity contact is higher for contracts with shorter-term expirations than for contracts with longer-term expirations, known as “backwardation”, absent other factors, the sale of the October 2022 contract would take place at a price that is higher than the price at which the December 2022 contract is purchased, thereby creating a gain in connection with rolling. Backwardation will likely not exist in all agriculture commodity markets at all times. The absence of backwardation in the commodity contracts included in the underlying index will adversely affect the value of the underlying index and, accordingly, decrease the value of the underlier’s shares.

Conversely, certain of the commodity contracts underlying the underlying index historically exhibit “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. Although certain of the commodities may have historically exhibited consistent periods of contango, contango may not exist in these markets at all times. Contango in certain of the commodities will adversely affect the value of the underlying index and, accordingly, decrease the value of the underlier’s shares.

Termination or Liquidation of the Underlier Could Adversely Affect the Value of Your Notes

The underlier is a series of a Delaware statutory trust. The trust may be required to terminate and liquidate at a time that is disadvantageous to you. If the trust is required to terminate and liquidate, such termination and liquidation could occur at a time when the prices of commodity contracts included (directly or indirectly) in the underlier are lower than the prices of those commodity contracts at the time when you purchased your notes, which could have an adverse impact on the level of the underlier.

Your Investment Is Concentrated in Commodity Contracts on Agriculture Commodities

The commodity contracts held by the underlier are concentrated in the agricultural sector. As a result, the performance of the underlier will be concentrated in the performance of the agricultural sector. Although your investment in the notes will not result in the ownership or other direct interest in the commodity contracts held (directly or indirectly) by the underlier, the return on your investment in the notes will be subject to certain risks similar to those associated with direct investment in those contracts. This increases the risk that any market events that create a decrease in demand for or the trading price of the commodities could have an adverse impact on the level of the underlier.

Fees and Expenses Payable by the Underlier Are Charged Regardless of Profitability and May Result in a Depletion of Its Assets

The underlier is subject to fees and expenses, which are payable irrespective of profitability. Interest earned on the assets posted as collateral is paid to the underlier and is used to pay fees and expenses. A prolonged decline in interest rates could materially affect the amount of interest paid to the underlier. In the case of either an extraordinary expense and/or insufficient interest income to cover ordinary expenses, the underlier could be forced to liquidate its positions in commodity contracts to pay such expenses.

Legal and Regulatory Changes Could Adversely Affect the Level of the Underlier

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), which effected substantial changes to the regulation of the futures and over-the-counter (OTC) derivatives markets, was enacted in July 2010. Dodd-Frank required regulators, including the Commodity Futures Trading Commission (CFTC), to adopt regulations to implement many of the requirements of the legislation. Pursuant to Dodd-Frank, in October 2020 the CFTC adopted rules imposing limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities. Required compliance with the new position limits rule begins on January 1, 2022 for physical commodity futures (and any associated referenced contracts other than economically equivalent swaps) and on January 1, 2023 for economically equivalent swaps. The CFTC also has recently adopted final rules governing the aggregation of positions by market participants under common control and by trading managers. While the ultimate scope and impact of the proposed position limits rule, final aggregation rules and other CFTC rules cannot be conclusively determined at present, these new requirements could restrict the ability of certain market participants to participate in the commodities, futures and swap markets and markets for other OTC derivatives on physical commodities to the extent and at the levels that they have in the past. These factors may also have the effect of reducing liquidity and increasing costs in these markets as well as affecting the structure of the markets in other ways.

In addition, these legislative and regulatory changes have increased, and will continue to increase, the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivatives markets. These legislative and regulatory changes, and the resulting increased costs and regulatory oversight requirements, could result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility. In addition, transaction costs incurred by market participants are likely to be higher than in the past, reflecting the costs of compliance with the new regulations. These consequences could adversely affect the level of the underlier, which could in turn adversely affect the return on and value of your notes.

Commodity Markets May Be Subject to Limit Prices

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, trading in the contract will follow the regulations set forth by the trading facility on which the contract is listed, which may result in trading in the contract or on the relevant market shutting down temporarily. Limit prices may have the effect of precluding trading in a particular contract, which could adversely affect the value of a commodity contract or the level of the underlier.

Ongoing Commodities-Related Regulatory Investigations And Private Litigation Could Affect Prices for Commodities and Commodity Contracts, Which Could Adversely Affect Your Notes

An increased focus on price setting and trading prices by regulators and exchanges recently have resulted in a number of changes to the ways in which prices are determined, including prices for commodities and commodity contracts.  This increased focus also resulted in the publication of standards for benchmark setting by the International Organization of Securities Commissions. Investigations by regulatory authorities, enforcement actions and criminal proceedings in the United States and around the world, and private litigation regarding potential direct and indirect manipulation of the trading prices of certain commodities, are ongoing against a number of firms.

These ongoing investigations, actions, proceedings and litigations may result in further review by exchanges and regulators of the methods by which commodities prices are determined and the manner in which commodities and commodity contracts are traded and changes to those methods.  In addition, changes to other commodity-related activities, such as storage facilities and delivery methods, may also occur.  If any of these changes occur, the prices of the commodities and commodity contracts to which your notes may be linked may be affected, which may thereby adversely affect the level of the underlier and your notes.

In addition, if alleged trading price manipulation or other alleged conduct that may have artificially affected prices has occurred or is continuing, certain published commodity prices and commodity contract prices (including historical prices) may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. In particular, the historical trading information of the commodities and commodity contracts to which your notes may be linked may be incorrect and, as a result, may not be representative of the prices or changes in prices or the volatility of the commodities or commodity contract to which your notes may be linked.  In the future, any such artificially lower (or higher) prices could have an adverse impact on the relevant commodities or commodity contracts and any payments on, and the value of, your notes and the trading market for your notes.

Commodity Prices as Well as the Prices of the Commodity contracts Held by the Underlier May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

Commodity prices as well as the prices of the commodity contracts held by the underlier are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. Costs related to physical settlement of commodities, including storage and transportation costs, also may be reflected in the prices of the commodity contracts held by the underlier and therefore in the level of the underlier. These factors may affect the level of the underlier and the value of your notes in varying ways, and different factors may cause the value of different index commodities, and the volatilities of their prices, to move, sometimes sharply, in inconsistent directions and at inconsistent rates.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The shares of the Invesco DB Agriculture Fund (the “ETF”) are issued by Invesco DB Multi-Sector Commodity Trust, a Delaware statutory trust (the “trust”). The ETF is a series of the trust. The ETF issues common units of beneficial interest (“shares”), which represent units of fractional undivided beneficial interest in and ownership of the ETF.

•

The ETF seeks to track changes, whether positive or negative, in the level of the DBIQ Diversified Agriculture Index Excess Return (the “index”) over time, plus the excess, if any, of the sum of the ETF’s U.S. Treasury income, money market income and T-Bill ETF income, over the expenses of the ETF;

•	Wilmington Trust Company (the “trustee”), a Delaware trust company, is the sole trustee of the ETF;
•	Invesco Capital Management LLC serves as the ETF’s managing owner (the “managing owner”), commodity pool operator and commodity trading advisor.
•	The ETF’s shares trade on the NYSE Arca under the ticker symbol “DBA”;
•	The trust’s SEC CIK Number is 0001383082;
•	The ETF’s inception date was January 5, 2007; and
•	The ETF’s shares are issued or redeemed only in creation units of 100,000 shares or multiples thereof.

Fees and Expenses

We obtained the following fee information from the Invesco website without independent verification. The ETF pays the managing owner a management fee, monthly in arrears, in an amount equal to 0.85% per annum of the daily net asset value of the ETF. The management fee is paid in consideration of the managing owner’s services related to the management of the ETF’s business and affairs, including the provision of commodity futures trading advisory services. Expenses incurred in connection with the continuous offering of shares of the ETF are paid by the managing owner. The managing owner will not allocate to the ETF the indirect expenses of the managing owner.

The ETF pays its commodity broker all brokerage commissions, including applicable exchange fees and other transaction related fees and expenses charged in connection with its trading activities. The managing owner estimates the brokerage commissions and fees will be approximately 0.08% of the net asset value of the ETF in any year, although the actual amount of brokerage commissions and fees in any year or any part of any year may be greater.

The managing owner pays all of the routine operational, administrative and other ordinary expenses of the ETF, including, but not limited to, the fees and expenses of the trustee, license and service fees paid to the sponsor of the index, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs. The managing owner aggregates the routine operational, administrative and other ordinary expenses related to the ETF and other funds within the Invesco DB fund suite, and allocates the costs associated to each fund. The managing owner expects that all of the routine operational, administrative and other ordinary expenses of the Invesco DB fund suite will be approximately 0.22% per annum of the average of the ETF’s net asset value. The ETF pays all of the non-recurring and unusual fees and expenses, if any, as determined by the managing owner. Non-recurring and unusual fees include such items as legal claims and liabilities, litigation costs, indemnification expenses and other expenses that are not currently anticipated obligations of the ETF or of managed futures funds in general.

The management fee and the brokerage commissions and fees of the ETF are paid first out of U.S. Treasury income, money market income and T-Bill ETF income. If the sum of the U.S. Treasury income, money market income and T-Bill ETF income is not sufficient to cover the fees and expenses of the ETF that are payable by the ETF during any period, the excess of the fees and expenses over such U.S. Treasury income, money market income and T-Bill ETF income will be paid out of income from futures trading, if any, or from sales of the ETF’s U.S. Treasury securities and/or holdings in money market mutual funds and/or holdings in T-Bill ETFs. For the avoidance of doubt, the ETF invests in commodity futures contracts (“commodity contracts”) in an attempt to track the index. The ETF holds U.S. Treasury securities, money market mutual funds and T-Bill ETFs for margin and/or cash management purposes only.

As of December 31, 2021, the total expense ratio of the ETF was 0.93% per annum.

For additional information regarding the trust or the managing owner, please consult the reports (including the Annual Report for the fiscal year ended December 31, 2020) and other information the trust files with the Securities and Exchange Commission.  In addition, information regarding the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the Invesco website at invesco.com/us/financial-products/etfs/product-detail?audienceType=Investor&ticker=DBA.  We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

ETF Structure

Pursuant to a trust agreement, the managing owner has exclusive management and control of all aspects of the business of the ETF; the trustee’s duties and liabilities with respect to the offering of shares of the ETF and the management of the ETF are limited to its express obligations under such trust agreement.

The managing owner has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator since January 1, 2013 and as a commodity trading advisor since October 1, 2014 and has been a member of the National Futures Association (“NFA”) since January 1, 2013. The managing owner is an affiliate of Invesco Ltd. The registration of the managing owner with the CFTC and its membership in the NFA must not be taken as an indication that either the CFTC or the NFA has recommended or approved the managing owner, the trust or the ETF.

The shareholders take no part in the management or control, and have no voice in the operations or the business, of the trust or the ETF. Shareholders, voting together as a single series may, however, remove and replace the managing owner as the managing owner of the ETF, and may amend the trust agreement, except in certain limited respects, by the affirmative vote of a majority of the outstanding shares then owned by shareholders (not including shares held by the managing owner and its affiliates). The owners of a majority of the outstanding shares then owned by shareholders may also compel dissolution of the ETF.

Investment Objective

The ETF seeks to track changes, whether positive or negative, in the level of the index over time, plus the excess, if any, of the sum of the ETF’s U.S. Treasury income, money market income and T-Bill ETF income, over the expenses of the ETF. The ETF invests in commodity contracts in an attempt to track the index. The ETF holds U.S. Treasury securities, money market mutual funds and T-Bill ETFs only for margin and/or cash management purposes. While the ETF’s performance will reflect the appreciation or depreciation of those holdings, the ETF’s performance, whether positive or negative, will be driven primarily by its strategy of trading commodity contracts with the aim of seeking to track the index.

The ETF trades commodity contracts on the index commodities (“index contracts”) that are subject to position limits under regulations of the CFTC or futures exchange rules, as applicable. The managing owner may determine to invest in other commodity contracts if at any time it is impractical or inefficient to gain full or partial exposure to an index commodity through the use of index contracts. These other commodity contracts may or may not be based on an index commodity. When they are not, the managing owner may seek to select commodity contracts that it reasonably believes tend to exhibit trading prices that correlate with an index contract. As the ETF approaches or reaches position limits with respect to an index commodity, the ETF may commence investing in index contracts that reference other index commodities. In those circumstances, the ETF may also trade in commodity contracts based on commodities other than index commodities that the managing owner reasonably believes tend to exhibit trading prices that correlate with an index contract.

Correlation

Tracking the index requires trading of the ETF’s portfolio with a view to tracking the index over time and is dependent upon the skills of the managing owner and its trading principals, among other factors. It is possible that the ETF’s performance may not fully replicate the changes in levels of the index due to disruptions in the markets for the relevant index commodities, the imposition of position limits, or due to other extraordinary circumstances.

The managing owner may determine to invest in other commodity contracts if at any time it is impractical or inefficient to gain full or partial exposure to an index commodity through the use of index contracts. These other commodity contracts may or may not be based on an index commodity. When they are not, the managing owner may seek to select commodity contracts that it reasonably believes tend to exhibit trading prices that correlate with an index contract.

As the ETF approaches or reaches position limits with respect to an index commodity, the ETF may commence investing in index contracts that reference other index commodities. In those circumstances, the ETF may also trade in commodity contracts based on commodities other than index commodities that the managing owner reasonably believes tend to exhibit trading prices that correlate with an index contract.

In addition, the ETF may not be able to replicate the changes in levels of the index because the total return generated by the ETF is reduced by expenses and transaction costs, including those incurred in connection with the ETF’s trading activities, and increased by, as applicable, U.S. Treasury income, money market income and T-Bill ETF income.

Termination Events

The trust or the ETF will dissolve at any time upon the happening of any of the following events:

•

The filing of a certificate of dissolution or revocation of the managing owner’s charter (and the expiration of 90 days after the date of notice to the managing owner of revocation without a reinstatement of its charter) or upon the withdrawal, removal, adjudication or admission of bankruptcy or insolvency of the managing owner, or an event of withdrawal unless (i) at the time there is at least one remaining managing owner and that remaining manager carries on the business of the ETF or (ii) within 90 days of such event of withdrawal all the remaining shareholders agree in writing to continue the business of the ETF and to select, effective as of the date of such event, one or more successor managing owners. If the trust is terminated as the result of an event of withdrawal and a failure of all remaining shareholders to continue the business of the trust and to appoint a successor managing owner as provided above within 120 days of such event of withdrawal, shareholders holding shares representing at least a majority (over 50%) of the net asset value (not including shares held by the managing owner and its affiliates) may elect to continue the business of the trust by forming a new statutory trust, or reconstituted trust, on the same terms and provisions as set forth in the trust agreement. Any such election must also provide for the election of a managing owner to the reconstituted trust. If such an election is made, all shareholders of the ETF shall be bound thereby and continue as shareholders of the series of the reconstituted trust.

•	The occurrence of any event which would make unlawful the continued existence of the trust or the ETF.
•

In the event of the suspension, revocation or termination of the managing owner’s registration as a commodity pool operator or commodity trading advisor under the Commodity Exchange Act, or membership as a commodity pool operator or commodity trading advisor with the NFA (if, in either case, such registration is required under the Commodity Exchange Act or the rules promulgated thereunder) unless at the time there is at least one remaining managing owner whose registration or membership has not been suspended, revoked or terminated.

•	The trust or the ETF becomes insolvent or bankrupt.
•

The shareholders holding shares representing at least a majority (over 50%) of the net asset value (which excludes the shares of the managing owner) vote to dissolve the trust, notice of which is sent to the managing owner not less than ninety (90) business days prior to the effective date of termination.

•

The determination of the managing owner that the aggregate net assets of the ETF in relation to the operating expenses of the ETF make it unreasonable or imprudent to continue the business of the ETF, or, in the exercise of its reasonable discretion, the determination by the manager to dissolve the trust because the aggregate net asset value of the trust as of the close of business on any business day declines below $10 million.

•	The trust or the ETF is required to be registered as an investment company under the Investment Company Act of 1940.
•	DTC is unable or unwilling to continue to perform its functions, and a comparable replacement is unavailable.

DBIQ Diversified Agriculture Index Excess Return

The DBIQ Diversified Agriculture Index Excess Return, which we also refer to in this description as the “index”:

•	is an index comprised of commodity contracts, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;

•	was first launched on September 12, 2009, with an index inception date of December 2, 1988 based on an initial value of 100; and
•	is owned by Deutsche Bank AG (“index owner”) and administered by Deutsche Bank AG operating through Deutsche Bank Index Quant (“DBIQ”).

The index is comprised of 11 commodity contracts drawn from agriculture sectors: cocoa, coffee, corn, cotton, feeder cattle, Kansas wheat, lean hogs, live cattle, soybeans, sugar and wheat. The index is calculated in US dollars on an excess return, or unfunded, basis, which means the combined index return reflects changes in the exchange closing prices of the commodity contracts included in the index and the hypothetical roll yield generated when a commodity contract that is close to expiry is liquidated and the proceeds are rolled into a commodity contract with a later expiry date. Of the 11 commodities represented in the index, 6 commodities (cocoa, coffee, cotton, feeder cattle, live cattle and lean hogs) employ a predefined rolling schedule to select a commodity contract with a later expiry date and 5 commodities (corn, Kansas wheat, soybeans, sugar and wheat) employ the Optimum Yield technology to select a commodity contract with a later expiry date. The Optimum Yield technology is designed to maximize potential roll returns by selecting, for each commodity, the commodity contract with the highest implied roll yield. Additional information regarding the index (including the constituent weights) may be obtained from the following website: index.db.com/dbiqweb2/index/dbiq_diversified_agriculture_index_excess_return. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Index Rebalancing

The index is rebalanced on an annual basis on the fifth business day of each November (an index business day is defined as a day on which the New York Mercantile Exchange (NYMEX) is open for business). The index rebalances its index components to fixed base weights as shown in the table below:

Commodity	Rolling Methodology	Base Weight
Cattle (Feeder Cattle)	Predefined Schedule	4.167%
Cocoa	Predefined Schedule	11.111%
Coffee "C"	Predefined Schedule	11.111%
Corn	Optimum Yield	12.500%
Cotton #2	Predefined Schedule	2.778%
Lean Hogs	Predefined Schedule	8.333%
Live Cattle	Predefined Schedule	12.500%
Soybeans	Optimum Yield	12.500%
Sugar #11	Optimum Yield	12.500%
Wheat	Optimum Yield	6.250%
Wheat (Kansas Wheat)	Optimum Yield	6.250%

The index commodities are traded on the following futures exchanges:

Commodity	Exchange
Cattle (Feeder Cattle)	CME
Cocoa	ICE – US
Coffee "C"	ICE – US

Corn	CBOT
Cotton #2	ICE – US
Lean Hogs	CME
Live Cattle	CME
Soybeans	CBOT
Sugar #11	ICE - US
Wheat	CBT
Wheat (Kansas Wheat)	KBT

Index Calculation

The index calculation is expressed as the weighted average return of the commodity contracts included in the index.

The closing level of the index on a given index business day is equal to the sum of, for each commodity contract included in the index, (a) (i) (A) the weighted average return of such commodity contract on a given index business day divided by (B) the weighted average return of such commodity contract on the last rebalancing date times (ii) the applicable base weight on the last rebalancing date times (b) the closing level of the index on the last rebalancing date.

The weighted average return of a commodity contract (outside of a roll period) on a given index business day is equal to (a) (i) (A) the closing price of such commodity contract on such index business day times (B) the notional holdings of such commodity contract on the immediately prior index business day divided by (ii) (A) the closing price of such commodity contract on the immediately prior index business day times (B) the notional holdings of such commodity contract on the immediately prior index business day times (b) the weighted average return of such commodity contract on the immediately prior index business day.

Outside of a roll period, each commodity is represented by only one contract. On the other hand, a commodity will be represented by two contracts throughout roll periods, as weight is gradually transferred from the old commodity contract to the new commodity contract. During a roll period, the notional holdings of a commodity will increase or decrease depending on whether the applicable roll yield is positive or negative.

Contract Selection

On the first index business day of each month each commodity contract currently included in the index is tested for continued inclusion in the index. Each commodity contract implements one of the two contract selection methodologies as indicated in the weights table above.

Predefined Rolling Schedule

For each commodity contract included in the index that uses the predefined rolling schedule methodology, on the first index business day of each month, the commodity contract currently included in the index will select a new commodity future contract to replace the old commodity contract as provided in the following schedule.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Cocoa	H	K	K	N	N	U	U	Z	Z	Z	H	H
Coffee	H	K	K	N	N	U	U	Z	Z	Z	H	H
Cotton	H	K	K	N	N	Z	Z	Z	Z	Z	H	H
Live Cattle	J	J	M	M	Q	Q	V	V	Z	Z	G	G
Feeder Cattle	H	J	K	Q	Q	Q	U	V	X	F	F	H

Lean Hogs	J	J	M	M	N	Q	V	V	Z	Z	G	G

Where:

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Letter Code	F	G	H	J	K	M	N	Q	U	V	X	Z

Optimum Yield Technology

For each commodity contract included in the index that uses the Optimum Yield rolling methodology, on the first index business day of each month, the commodity contract currently included in the index is tested for continued inclusion in the index based on the month in which the contract delivery of the underlying commodity can start. If the commodity contract requires delivery of the underlying commodity in the next month, known as the delivery month, a new index commodity contract is selected. The new commodity contract selected will be the contract with the maximum “implied roll yield” based on the closing price for each eligible contract. Eligible contracts are any contracts having a delivery month (i) no sooner than the month after the delivery month of the commodity future currently in the index, and (ii) no later than the thirteenth month after the testing date. For example, if the first index business day is May 1 of the current year and the delivery month of a commodity contract currently included in the index is therefore June of the current year, the delivery month of an eligible new commodity contract with respect to the same commodity must be between July of the current year and June of the following year. The implied roll yield is then calculated and the commodity contract with respect to the same commodity with the best possible implied roll yield under the current market conditions is then selected. If two commodity contracts have the same implied roll yield, the commodity contract with the minimum number of months prior to the delivery month is selected.

Monthly Index Roll Period

For each commodity contract included in the index, if on the first index business day of each month the commodity contract currently included in the index no longer meets the inclusion criteria, the monthly index roll unwinds the old contract holding and enters a position in the new contract. This takes place between the second and sixth index business day of the month. On each day during the roll period, new notional holdings are calculated. The calculations for the old commodity contract that is leaving the index and the new commodity contract are then calculated. On all days that are not monthly index roll days, the notional holding of each index commodity future remains constant.

Questions and Answers

The following is a brief question and answer section on selected topics.

What Is a Commodity Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as a “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The underlying index currently tracked by underlier is comprised solely of commodity contracts on physical commodities traded on regulated futures trading facilities. However, it is possible that the underlying index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Does the Underlier Track Commodity Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, an industrial bakery could use a reserve of wheat for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Cash-settled commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

If the Price of the Underlying Physical Commodities Goes Up, Will the Level of the Underlier, Therefore, Also Go Up?

Not necessarily, for two reasons:

First, the underlier tracks the commodity contracts included in the underlying index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the Underlier Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the underlying index level not changing in the same way.

Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to a commodity index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the underlying index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the underlying index and the performance of the underlying commodity contracts.

What Does “Rolling” a Commodity Contract Mean?

Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

The underlying index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the underlying index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the underlying index approaches expiration, the underlying index is calculated as if the commodity contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next available delivery month. If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardated or contango market can affect the level of the underlying index and therefore the level of the underlier.

How Does Rolling Affect the Level of the Underling Index?

“Rolling” can affect the underlying index in the following two ways:

First, if, as described above under “What Does “Rolling” a Commodity Contract Mean?”, the underlying index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the underlying index had owned the same number of commodity contracts as before the rolling process. Conversely, if an index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be less than if such index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the underlying index (measured on the basis of its dollar value).

Second, the underlying index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract. In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the underlying index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the underlying index to decrease. However, there are a number of different factors affecting the level of the underlying index. In a backwardated market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the underlying index theoretically buys and holds are expected to (but may not) increase as they near expiry.

Can We Assume Any of Such Factors Will Have a Direct Effect on the Level of the Underlier?

These factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the underlying index and, therefore, may offset each other in calculation of the level of the underlier. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the underlier at any given time. The level of the underlying index, and therefore the level of the underlier, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.

Where Can Additional Information on the Underlier or the Underlying Index Be Obtained?

For information about recent levels of the underlier, please read the subsection entitled “— Historical Closing Levels of the Underlier” below. For further explanation on the underlying index methodology, please refer to “— The Underlier” above.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlier has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2017 through April 18, 2022. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs.  We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Invesco DB Agriculture Fund

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a life insurance company;
●	a regulated investment company;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a tax exempt organization;
●	a partnership;
●	a person that owns a note as a hedge or that is hedged against interest rate risks;
●	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Holders” in the accompanying prospectus. Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisor in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underlier during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-49 of the accompanying general terms supplement no. 2,913 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. GS&Co. will pay a fee of   % of the face amount to an affiliate of the dealer in connection with certain services provided directly by such affiliate to the dealer. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We expect to deliver the notes against payment therefor in New York, New York on May 4, 2022. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$

GS Finance Corp.

Leveraged Invesco DB Agriculture Fund-Linked Notes due

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC